Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 14 - 2011

June 13, 2011
FOR IMMEDIATE RELEASE

AURIZON INCREASES THE HOSCO IN-PIT MEASURED AND INDICATED MINERAL RESOURCES BY 31% AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report that an updated mineral resource estimate has been completed for the Hosco deposit at its 100% owned Joanna Property, located 20 kilometres east of Rouyn-Noranda, in north-western Québec.  The updated mineral resource estimate was prepared by SGS Canada Inc. - Geostat (“SGS Geostat”) in collaboration with Aurizon’s personnel.

The updated mineral resource estimate integrates the results of the drilling program that took place during the last three quarters of 2010 and January 2011 in the lateral and depth extensions of the pit outline of the Hosco Deposit-Joanna Gold Project defined in the Pre-Feasibility Study of December 22, 2009, available under the Company’s profile at www.sedar.com.  It includes 230 additional new holes.

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At a cut-off grade of 0.5 grams of gold per tonne, in-pit measured and indicated mineral resources have increased by 537,000 ounces, a 31% increase when compared to the last estimate released on July 5, 2010 and now total 2,245,000 ounces of gold for the Hosco deposit only.

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In-pit inferred mineral resources stand at 284,000 ounces, a reduction of 97,000 ounces when compared to July, 2010.

"For the fourth consecutive year, our drilling program has substantially increased the mineral resource base in the Hosco sector of Joanna.  These resources will be incorporated into the upcoming Feasibility Study and should have a positive impact on the project," said Martin Bergeron, P. Eng., Vice-President of Operations.

Table 1: Hosco Deposit – In-Pit Mineral Resources

Grade Cut-off (Au g/t)	Category In-Pit	May 31, 2011			July, 2010
		Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)	Gain/(loss) (oz)
0.33 (Base Case)	Measured Indicated	29,490,000 25,840,000	1.35 1.18	1,283,000 977,000	27,710,000 13,460,000	1.34 1.22	1,198,000 528,000	85,000 449,000
	M + l Inferred	55,330,000 7,730,000	1.27 1.15	2,260,000 285,000	41,170,000 9,300,000	1.30 1.28	1,725,000 383,000	535,000 (98,000)
0.5	Measured Indicated	28,840,000 25,300,000	1.37 1.19	1,275,000 970,000	26,750,000 13,050,000	1.38 1.25	1,186,000 523,000	89,000 447,000
	M + l Inferred	54,140,100 7,670,000	1.29 1.15	2,245,000 284,000	39,810,000 9,200,000	1.33 1.29	1,708,000 381,000	537,000 (97,000)
1.0	Measured Indicated	20,460,000 14,710,000	1.60 1.47	1,054,000 697,000	19,640,000 7,990,000	1.58 1.53	995,000 392,000	59,000 305,000
	M + l Inferred	35,170,000 4,910,000	1.55 1.33	1,750,000 210,000	27,630,000 6,560,000	1.56 1.47	1,387,000 310,000	363,000 (100,000)

The mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral resource update effective date: May 31, 2011.

*Rounded to nearest 10 thousand

**Rounded to nearest 1 thousand. The July 2010 resources were released without  In-Pit simulation.

News Release - June 13, 2011 Aurizon Increases the Hosco In-Pit Measured and Indicated Mineral Resources by 31% at Joanna	Page | 2

The in-pit mineral resource estimates were calculated based on the following geological and resource modeling parameters:

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The mineral resources of the Hosco deposit have been estimated with two distinct mining scenarios: open-pit and underground mining perspectives. The open pit mineral resources are reported within a Whittle pit shell optimised with the parameters used in the project’s Pre-Feasibility Study.

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Mineral resources were evaluated using recent and historical data which include 734 recent and 109 historical surface drill holes for a total 194,065 metres of surface drilling with an additional 3,243 historical underground drill holes and channel samples. A total of 122,601 assays are now available in the data bank.

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The mineral resources were modeled and estimated using the software SectCad v. 5.5.25.

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The interpolation was conducted on composite assays of 2 metres in length.

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Capping of 15 grams of gold per tonne was applied to the assay composites. Results are presented as undiluted and in-situ.

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The mineral resource model was interpreted from transverse sections ranging between 25 to 50 metres.

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The interpolation was done by Ordinary Kriging in two stages: One block model using mineralised envelopes for the high grade mineralisation (>0.5 grams of gold per tonne), and one block model for the lower grade mineralisation located outside the defined mineralised envelopes.

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The block model was defined by a block size of 8 metres long by 5 metres wide by 8 metres thick and covers a strike length of 3,000 metres to a maximum depth of 1,000 metres below surface.

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An average drill spacing of 25 metres x 25 metres is used in the measured and indicated categories resources.

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The average relative density used to calculate the tonnage for Hosco deposit from the volumetric estimate of the resource block model has been updated to 2.75t/m3, following an in-depth review of the specific gravity of the mineralised lithologies observed at Hosco. The relative density used for the previous resource estimates was 2.66t/m3.

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Historical Hosco production of 9,704 oz has not been removed from mineral resources.

Whittle

A Whittle pit optimisation was performed by SGS Geostat using the cost parameters from the Pre-Feasibility Study adjusted for a gold price of US$1,000 per ounce and an exchange rate of 1:1.
The parameters are subject to revision upon completion of the detailed cost studies currently in progress.  The base case pit simulation was performed with a minimum cut off grade of 0.33 grams of gold per tonne (base case). The results at a cut-off grade of 0.5 and 1.0 grams of gold per tonne are derived from the base case pit simulation.

The previous mineral resource estimates were not released as an in-pit resource using a whittle pit optimisation. In order to compare the May 2011 mineral resources to the July 2010 mineral resources, SGS Geostat performed a whittle pit simulation on the latter using the same parameters as of May 2011. The following table shows the results of this optimisation compared to the global resources released previously.

News Release - June 13, 2011 Aurizon Increases the Hosco In-Pit Measured and Indicated Mineral Resources by 31% at Joanna	Page | 3

Table 2: Whittle pit optimisation July 2010 compared to global resources

Grade Cut-off (Au g/t)	Category In-Pit	July 2010 (whittle simulation)			July, 2010 (global without wittle)
		Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
0.5	Measured Indicated	26,750,000 13,050,000	1.38 1.25	1,186,000 523,000	26,780,000 13,770,000	1.38 1.23	1,187,000 546,000
	M + l Inferred	39,810,000 9,200,000	1.33 1.29	1,708,000 381,000	40,550,000 23,170,000	1.33 1.19	1,732,000 887,000

The mineral resources located below the Hosco optimised pit shell were evaluated using an underground (“U/G”) mining scenario. The base case cut-off grade for the U/G mineral resources at Hosco has been set at 2.0 grams of gold per tonne. The U/G mineral resources are reported in the Joanna Project mineral resources table below.

Geology

Mineralization at Joanna is closely related to the east-west Cadillac fault and forms a 200 metre wide corridor composed of different mineralized lenses parallel to the fault, dipping 55 degrees to the north.  Mineralization takes the form of a few millimetres to a 15 centimetre-wide quartz vein network inside the altered sediment rock with finely-disseminated sulphides. Mineralization has been defined and correlated based on altered mineral assemblages (biotite, tremolite, carbonates, muscovite, tourmaline, chlorite), quartz textures, deformation features and sulphides types (pyrrhotite and arsenopyrite).

At Hosco, mineralization is located within three main lenses, one located north of the fault and two at the southern side of the fault.  Each lens shows a thickness of between 15 and 60 metres and a variable lateral extension of between 300 and 700 metres.

Joanna Project Mineral Resources

The Joanna Project is 100% owned by Aurizon and comprised of five sectors based on different royalty owners. The Hosco sector currently represents the core of the mineral resources located on the property. The other sectors include Heva, Alexandria, Henriksen, and Aurizon.  The project comprises 156 claims covering 4,294 hectares in 3 separate blocks.

As the updated resource outline of the Hosco deposit crosses over the Alexandria claim boundary, all the resources of the Alexandria sector have been revised. Similarly to Hosco, the average relative density for the Alexandria deposit has been changed to 2.75 t/m3.

The Heva resources on the Joanna property outside of the Hosco sector have not been updated and the mineral resource estimate figures remain the same as previously reported, with a relative density factor at 2.81 t/m3. In the previous release of Heva resources, a minimum cut-off at 0.5 grams of gold per tonne was used. In this news release, a minimum cut-off of 0.5 grams of gold per tonne for the resources from surface to a depth of 300 metres and 2.0 grams of gold per tonne for the resources below 300 metres were utilized.

News Release - June 13, 2011 Aurizon Increases the Hosco In-Pit Measured and Indicated Mineral Resources by 31% at Joanna	Page | 4

The following table provides the details of the total mineral resources for the Joanna Project, including the May 2011 updated Hosco mineral resources:

Table 3: Joanna Updated Mineral Resources

Mineral Resources	Sectors			May 2011			July 2010
		Resource Depth	Cut off grade (g/t)	Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	Gain/Loss (oz)
Measured	Hosco Héva Alexandria	In pit Above 4,700m Elev	0.5 0.5 0.5	28,840,000 0 0	1.37 0.00 0.00	1,275,000 0 0	26,750,000 0 0	1.38 0.00 0.00	1,186,000 0 0	89,000 0 0
	Total			28,840,000	1.37	1,275,000	26,750,000	1.38	1,186,000	89,000
Indicated	Hosco Hosco Héva Alexandria	In pit Underground Above 4,700m Elev.	0.5 2.0 0.5 0.5	25,300,000 60,000 4,410,000 0	1.19 2.52 1.90 0.00	970,000 5,000 270,000 0	13,050,000 20,000 4,410,000 0	1.25 2.65 1.90 0.00	523,000 2,000 270,000 0.00	447,000 3,000 0 0
	Total			29,770,000	1.30	1,245,000	17,480,000	1.41	795,000	450,000
Measured & Indicated	Hosco Hosco Héva Alexandria	In pit Underground Above 4,700m Elev.	0.5 2.0 0.5 0.5	54,140,000 60,000 4,410,000 0	1.29 2.52 1.90 0.00	2,245,000 5,000 270,000 0	39,810,000 20,000 4,410,000 0	1.33 2.65 1.90 0.00	1,708,000 2,000 270,000 0.00	537,000 3,000 0 0
	Total			58,610,000	1.34	2,520,000	44,240,000	1.39	1,980,000	540,000
Inferred	Hosco Hosco Héva Héva Alexandria	In pit Underground Above 4,700m Elev. Underground Above 4,700m Elev.	0.5 2.0 0.5 2.0 0.5	7,670,000 350,000 7,680,000 650,000 980,000	1.15 2.26 1.70 2.80 1.20	284,000 25,000 421,000 59,000 37,000	9,200,000 440,000 7,680,000 650,000 1,100,000	1.29 2.55 1.70 2.83 1.20	381,000 36,000 421,000 59,000 42,000	(97,000) (11,000) 0 0 (5,000)
	Total			17,330,000	1.48	826,000	19,070,000	1.53	939,000	(113,000)

*Rounded to nearest 10 thousand - ** Rounded to nearest 1 thousand

Effective date: May 31, 2011

CIM definitions were followed for mineral resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Historical production of 9,794 oz (Hosco) and 10,700 oz (Heva) has not been removed from mineral resources

Pre-Feasibility Study

The Pre-Feasibility Study was based on a mineral resource estimate from SGS Geostat dated November 2009.  The in-situ mineral reserve estimate for the Hosco deposit as defined by the Pre-Feasibility Study was 23.6 million tonnes at 1.31 grams of gold per tonne equivalent to 995,600 ounces.  The information contained in the Pre-Feasibility Study is currently being updated in the context of a Feasibility Study planned to be released during the third quarter 2011.

Outlook

The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources. An initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, concentrated on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit. Two to three drill rigs were active during the first five months of 2011. Assay results are pending from this program.

The Feasibility Study currently in progress will incorporate this updated resource estimate on the Hosco deposit of the Joanna property as well as the results from the metallurgical pilot tests, geotechnical study, updated capital cost and operating cost estimates, and other studies currently in progress or already complete.  The Feasibility Study is expected to be completed during the third quarter, 2011. The environmental impact study has already been initiated and the report is expected to be completed by the end of 2011.

News Release - June 13, 2011 Aurizon Increases the Hosco In-Pit Measured and Indicated Mineral Resources by 31% at Joanna	Page | 5

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier P. Eng., Technical Services General Manager.  The current mineral resource estimate was completed by André Laferrière, M.Sc. P.Geo, from SGS Canada Inc. (Geostat), an independent Qualified Person under NI 43-101 guidelines using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.  The Pre-Feasibility Study contains details of Aurizon's data verification, QA and QC procedures and programs.

Additional Information

Additional information required by part 3 of NI 43-101 and not otherwise contained in this release can be found in the Pre-Feasibility Study for the Hosco Deposit dated December 22, 2009 and in the Mineral Resource Estimation – Joanna Gold Deposit, August 2010 Update, dated August 17, 2010, both of which are available under the company’s profile at www.sedar.com.

A sketch is attached showing the updated resource outline for the Hosco Deposit at the Joanna Gold Project. All other information previously released on Joanna is also available on Aurizon's website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: Jennifer North Email: info@aurizon.com Telephone: (604)-687-6600 Toll Free: 1-800-411-GOLD (4653) Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

News Release - June 13, 2011 Aurizon Increases the Hosco In-Pit Measured and Indicated Mineral Resources by 31% at Joanna	Page | 6

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, timing of a feasibility study, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company’s website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.   In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce.  Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
June 13, 2011
W
7500E
8000E
8500E
9000E
9500E
E
Hosco Area
Surface
5010m
4700m
4700m
Diabase Dyke
Pit Outline
Diabase Dyke
4400m
4400m
Hosco In Pit Resources
(Cut off 0.5g/tAu)
Measured & Indicated Resources : 2,245,000 oz
Inferred Resources : 284,000 oz
Measured Resources in Pit
Indicated Resources in Pit
Inferred Resources in Pit
Inferred Resources Underground
Past Production
Existing Infrastructure
Pit Contour
In Pit Resources Generated by Whittle Simulation (May 31, 2011)
0 50m
W
E
5 km
4700m
4400m
4700m
4400m
Diabase Dyke
Pit Outline
Diabase Dyke
Heva Area
Joanna Mineral Resources
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 2,520,000 oz
Inferred Resources : 826,000 oz
Hosco Area
Alexandria Area
0 200m
Joanna
*Mineral Resources Include Mineral Reserves
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
June 13, 2011